Exhibit 99.1

FOR IMMEDIATE RELEASE May 6, 2019

QLIK COMPLETES ACQUISITION OF ATTUNITY

BURLINGTON, MASSACHUSETTS, May 6, 2019 — Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and big data management software solutions, announced today the completion of the previously announced acquisition of Attunity by QlikTech International AB (“Qlik”). Pursuant to the transaction, which was approved by Attunity’s shareholders on April 7, 2019, a wholly-owned subsidiary of Qlik merged with and into Attunity, with Attunity continuing as the surviving corporation and a wholly owned subsidiary of Qlik. As a result of the acquisition, Attunity’s shareholders will be entitled to receive the merger consideration of US$23.50 in cash per ordinary share (without interest and less any applicable withholding taxes). In connection with the closing of the transaction, Attunity’s ordinary shares will cease to be traded on the NASDAQ Capital Market as of May 6, 2019.

In connection with the merger, Attunity has obtained a pre-ruling from the Israeli Tax Authority with respect to the withholding obligations relating to the merger consideration. According to the pre-ruling, subject to certain exceptions, Attunity shareholders that are non-Israeli residents, who hold less than 5% of Attunity’s share capital and purchased their shares on or after December 17, 1992 (the date which Attunity listed its shares on NASDAQ), will be fully exempt from Israeli withholding tax. More detailed information about the tax ruling, the Israeli withholding tax rates and a declaration form to be signed by each of the applicable shareholders, will be included with the transmittal letter which will be sent to Attunity shareholders in the coming days

Shareholders who possess Attunity share certificates will receive a letter of transmittal with detailed instructions, along with other forms, from the appointed paying agent, American Stock Transfer & Trust Company, regarding the surrender of their certificates for the merger consideration. For shares held in street name by a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of shares for the shareholders and will provide them with any relevant instructions for effecting the exchange.

About Attunity

Attunity is a leading provider of data integration and big data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations and the cloud. Attunity's software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through various partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our blog and join our community on Twitter, Facebook, Linkedin and YouTube.

Company Contact:

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel: +972-9-8993000
dror.elkayam@attunity.com